Writer’s Direct Dial: (212) 225-2746
E-Mail: boreilly@cgsh.com
December 3, 2008
VIA EDGAR CORRESPONDENCE AND FEDEX
Mellissa Campbell Duru
Attorney Advisor
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington D.C. 20549-0303

Re:	Genelabs Technologies, Inc.
Schedule TO-T filed November 12, 2008 by Gemstone Acquisition
Corporation and GlaxoSmithKline plc Amendment No. 1 to Schedule TO-T filed November 21, 2008 by Gemstone
Acquisition Corporation and GlaxoSmithKline plc
File No. 5-42078

Dear Ms. Duru:
     On behalf of GlaxoSmithKline plc (“GSK”) and Gemstone Acquisition Corporation (“Purchaser”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter to us dated November 21, 2008 with respect to the above-referenced filings.
     For your convenience, the text of the Staff’s comments is set forth below in italics followed in each case by the response. GSK and Purchaser are concurrently filing Amendment No. 2 to the Schedule TO (“Amendment No. 2”) via EDGAR, four copies of which are enclosed herewith for your convenience. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Offer to Purchase unless otherwise indicated.
     Schedule TO

Mellissa Campbell Duru	Page 2	December 3, 2008

Fee Table
     1. It appears that you did not include shares underlying exercisable options, whether or not in-the-money, in determining the appropriate filing fee. Unless you have a written agreement preventing option holders from exercising and tendering into the offer, you must use the per share price rather than the spread between the exercise price and the offer price, in calculating the fee. Please recalculate the filing fee by taking into account all outstanding common shares.
     GSK is paying the additional fee with respect to Shares underlying all outstanding options and warrants, whether or not in-the-money, with the filing of Amendment No. 2 as reflected on the cover page of Amendment No. 2.
     2. It appears that SmithKline Beecham Corporation, the parent company of Gemstone Acquisition Corporation and wholly owned subsidiary of GlaxoSmithKline plc, may be a bidder in the tender offer. We note for example, that GlaxoSmithKline could cause SmithKline Beecham Corporation to pay the approximate $57 million cost associated with the tender offer. Please provide us with your analysis of whether SmithKline Beecham Corporation should be identified as a bidder in the tender offer. Please refer to Section II.D.2 of the November 14, 2000 Current Issues Online available at http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm
     We note the Staff’s comment and respectfully submit that SmithKline Beecham Corporation (“SKB”) does not fall within the definition of “bidder” in Rule 14d-1(g)(2) of Regulation 14D. We also note that, while not dispositive, adding SKB as a “bidder” would not provide shareholders with any additional material information regarding the Offer.
     SKB is an indirect wholly-owned subsidiary of GSK.1 Although SKB is the record owner of Purchaser’s capital stock, SKB is controlled by GSK and does not exercise any independent influence or control over Purchaser or the Offer. In particular, as disclosed in the Offer to Purchase, all material communications and decisions regarding the Offer were made by GSK management and the GSK Corporate Executive Team, and not by SKB.
     Rule 14d-1(g)(2) of Regulation 14D defines “bidder” in a tender offer as “any person who makes a tender offer or on whose behalf a tender offer is made.” Section II.D.2 of

[1]	SKB is a wholly-owned subsidiary of GlaxoSmithKline Holdings (Americas) Inc., which is a wholly-owned subsidiary of Setfirst Ltd. Setfirst Ltd is 50.1% owned by SmithKline Beecham Holdings (U.K.) Ltd and 49.9% owned by Glaxo Wellcome Investments BV. Glaxo Wellcome Investments BV is a wholly-owned subsidiary of Glaxo Wellcome International BV, which is a wholly-owned subsidiary of Glaxo Wellcome Holdings Ltd, which is 83.34% owned by Wellcome Ltd and 16.66% owned by Glaxo Group Ltd. Wellcome Ltd is a subsidiary of GlaxoSmithKline Finance plc. Glaxo Group Ltd is a wholly-owned subsidiary of GlaxoSmithKline Finance plc. SmithKline Beecham Holdings (U.K.) is a wholly-owned subsidiary of SmithKline Beecham Overseas Ltd, which in turn, is a wholly-owned subsidiary of SmithKline Beecham plc. SmithKline Beecham plc is a wholly-owned subsidiary of GlaxoSmithKline Finance plc. GlaxoSmithKline Finance plc is a wholly-owned subsidiary of GlaxoSmithKline Holdings Ltd, which is a wholly-owned subsidiary of GSK. As a result, GSK is the ultimate beneficial owner of 100% of SKB.

Mellissa Campbell Duru	Page 3	December 3, 2008

the November 14, 2000 Current Issues Outline indicates that “[t]he staff views the acquisition entity as the nominal bidder and the parent company as the real bidder.” In the present transaction, Gemstone Acquisition Corporation is the “nominal” bidder and we believe GSK should be considered as the “real” bidder.
     The November 2000 Current Issues Outline further identifies several factors that the Staff analyzes to determine who is a bidder. We do not believe that any of these factors should be viewed as applicable to SKB, as it did not have an independent role in initiating, structuring or negotiating the Offer and it does not independently control the terms of the Offer. In addition, we do not believe that SKB is acting together with GSK in the Offer, as in all matters, including formation and control of Purchaser and financing of the Offer, SKB is acting at the direction and under the authority of GSK. Finally, GSK, as parent of both SKB and Purchaser, will be the ultimate beneficial owner of the Shares purchased in the Offer.
Offer to Purchase
Terms of the Offer, page 3
     3. You state in the third paragraph that you may waive or amend the terms and conditions of the offer “at any time or from time to time.” This statement may suggest that you may waive or amend the terms of the conditions after expiration of the offer. Please revise the disclosure to make clear that any changes will be made before the expiration of the offer and that all conditions to the offer, other than those depend upon receipt of necessary government approvals, must be satisfied or waived before the expiration of the offer. Similarly revise the last sentence of Section 13 appear on page 29.
     Revised disclosure has been included on page 2 of Amendment No. 2 in response to the Staff’s comment.
     4. Revise to confirm that five business days will remain in the offer following a reduction in the minimum tender condition to a number of shares that, when added to the maximum number of shares issuable in the top-up option, equal one share more than 90 percent.
     Revised disclosure has been included on page 2 of Amendment No. 2 in response to the Staff’s comment.
     5. Disclose how you will inform shareholders if you intend to include a subsequent offering period.
     Revised disclosure has been included on page 3 of Amendment No. 2 in response to the Staff’s comment.
     Acceptance and Payment of Shares, page 5

Mellissa Campbell Duru	Page 4	December 3, 2008

     6. All conditions, other than those relating to regulatory approvals required to consummate the offer, must be satisfied or waived based on facts as they exist on or before the expiration of the offer. Therefore, please revise disclosure stating the purchaser will pay for shares promptly after the “later of (a) the expiration date and (b) the satisfaction or waiver of the conditions of the offer” (emphasis added). The latter provision suggests that you may waive or assert an offer condition at any time, even after expiration.
     Revised disclosure has been included on page 3 of Amendment No. 2 in response to the Staff’s comment.
     As requested, GSK and Purchaser acknowledge that:
•   GSK and Purchaser are responsible for the adequacy and accuracy of the disclosure in the filings;
•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•   the filing persons may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me by telephone at (212) 225-2746 or by fax at (212) 225-3999.
Sincerely,

Benet O’Reilly
cc: Carol G. Ashe